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                 May 19, 2023

       Megan Chung
       General Counsel
       Ouster, Inc.
       350 Treat Avenue
       San Francisco, CA 94110

                                                        Re: Ouster, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2023
                                                            File No. 333-271845

       Dear Megan Chung:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at (202) 551-3887 or Jeff Kauten at
(202) 551-3447 with
       any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Drew Capurro